FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

        Landry's Seafood Restaurants, Inc.
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       (Last)                      (First)                    (Middle)

                            1400 Post Oak Blvd.
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                                  (Street)

       Houston                       TX                         77056
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
    December 1, 2000
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
    740405386
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4.  Issuer Name and Ticker or Trading Symbol
    Rainforest Cafe, Inc. (RAIN)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( ) Director
    (X) 10% Owner
    ( ) Officer (give title below)
    ( ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
     X  Form filed by One Reporting Person
    ---
        Form filed by More than One Reporting Person
    ---
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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

Common Stock, no             1000(A)              D
par value




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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

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2. Date Exercisable and Expiration Date (Month/Day/Year)
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         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
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               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:
(A) On December 1, 2000, pursuant to an Agreement and Plan of Merger ("Merger Agreement"), dated as of September 26, 2000, by and among Landry's Seafood Restaurants, Inc., LSR Acquisition Corp. ("LSR") and Rainforest Cafe, Inc. ("Rainforest"), LSR was merged with and into Rainforest with Rainforest continuing as the surviving corporation in the merger. Pursuant to the Merger Agreement, (i) all issued and outstanding shares of Rainforest common stock (other than (1) shares of Rainforest common stock owned by LSR or Landry's and (2) shares of Rainforest common stock the holders of which have perfected appraisal rights under Minnesota law) were automatically converted into the right to receive $3.25 per share in cash and (ii) each issued and outstanding share of LSR common stock was converted into one validly issued, fully paid and nonassessable share of Rainforest common stock. Landry's, the holder of all one thousand issued and outstanding shares of LSR common stock prior to the effective time of the merger, thus became the owner of one thousand shares of Rainforest common stock as of the effective time of the merger, representing 100% of the issued and outstanding shares of Rainforest common stock.




   RAINFOREST CAFE, INC.

   /s/ Tilman J. Fertitta                               12/1/00
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   **  SIGNATURE OF REPORTING PERSON                      DATE
       Tilman J. Fertitta
       President
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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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